UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RiT TECHNOLOGIES LTD.
(Name of Subject Company)

RiT TECHNOLOGIES LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
(Title of Class of Securities)

M8215N 10 9
(CUSIP Number of Class of Securities)

SIMONA GREEN
VICE PRESIDENT FINANCE
RiT TECHNOLOGIES LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719 ISRAEL +972-3-646-5151
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Ido Zemach, Adv.	Mark Selinger, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	McDermott, Will & Emery
2 Weizmann Street	50 Rockefeller Plaza
Tel Aviv 64239, Israel	New York, NY 10020-1605
(972) 3-608-9999	(212) 547-5400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by RiT Technologies Ltd. on May 2, 2008:

RiT TECHNOLOGIES REPORTS
COMMENCEMENT OF PARTIAL CASH TENDER OFFER

TEL AVIV, ISRAEL – May 2, 2008 – RiT Technologies, Ltd. (NASDAQ: RITT), following on its announcement on March 27, 2008, announced that STINS COMAN Incorporated (“STINS COMAN”) commenced a partial tender offer today to purchase for cash 734,079 ordinary shares of RiT, or such greater number of shares that will represent 5% of the total voting rights of RiT’s outstanding ordinary shares as of the expiration of the offer, at the price of $0.86 per share, net, without interest, upon the terms and subject to the conditions of the offer.

As previously announced, on March 27, 2008, STINS COMAN entered into a securities purchase agreement with Messrs. Yehuda Zisapel, Zohar Zisapel and Meir Barel to purchase all 5,122,521 RiT shares held by them (and their affiliates) for a total of $4,405,368, or $0.86 per share. That purchase is contingent on the completion of the tender offer commenced today. Following consummation of the offer and the purchase contemplated by the securities purchase agreement, and assuming that none of RiT’s outstanding options are exercised, STINS COMAN will beneficially own approximately 39.9% of RiT’s outstanding ordinary shares.

The complete terms and conditions of the tender offer are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed by STINS COMAN on May 2, 2008 with the U.S. Securities and Exchange Commission.

IMPORTANT NOTICE:

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. INVESTORS AND SHAREHOLDERS OF RiT ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF STINS COMAN, THE LETTER OF TRANSMITTAL AND RELATED TENDER OFFER MATERIALS AND TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER WHICH WILL BE FILED IN DUE COURSE BY RiT BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISIONS REGARDING TENDERING THEIR SHARES. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE ON THE SEC’S WEB SITE (http://www.sec.gov) AND AT NO CHARGE BY CONTACTING MACKENZIE PARTNERS, INC., THE INFORMATION AGENT FOR THE TENDER OFFER, AT (212) 929-5500 OR TOLL FREE (800) 322-2885.

About RiT Technologies:
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; risks and uncertainties resulting from the pending tender offer and the pending sale of approximately 34.9% of our outstanding share capital by our principal shareholders to an unaffiliated third party and the potential impact on our operations and strategies; our inability to satisfy Nasdaq’s requirements for continued listing, the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
  Simona Green
  VP Finance
+972-3-766-4249
simonag@rit.co.il